HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

January 22, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549
Attention: Mara Ransom
                 Assistant Director

Re:         Youngevity International, Inc.
               Registration Statement on Form S-1
               Filed December 1, 2017
               File No. 333-221847

Dear Ms. Ransom:

Thank you for your December 28, 2017 letter regarding Youngevity International, Inc. (“YGYI”). In order to assist you in your review of YGYI’s Form S-1, on behalf of YGYI, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Prospectus Cover Page

1.           Please revise your cover page and your Plan of Distribution section to identify TriPoint Global Equities, LLC as an underwriter. Refer to Items 501(b)(8) and 508(a) of Regulation S-K.

Response: YGYI has revised the cover page and Plan of Distribution.

2.           Please disclose on your cover page the number of selling agent warrants and underlying common shares that you are registering. Refer to Item 501(b)(2) of Regulation S-K. Please also revise the related disclosure on page 71 to clarify how the number of selling agent warrants can be based on the number of common shares sold in this offering, which appears to be limited to preferred shares.

Response: We have added the requested disclosure and clarified that the number of selling agent warrants are based upon the number of preferred shares that are sold.

GRACIN & MARLOW, LLP
COUNSELLORS AT LAW

Securities and Exchange Commission
January 22, 2018

3.           We refer you to the table on your cover page and specifically to footnote 2 thereto. Please revise the disclosure here to clarify whether and how you are accounting for the 10% merchandise credit in your calculation of offering expenses, and provide similar clarification in your Use of Proceeds disclosure on page 30 and your Plan of Distribution section on page 71. Please also tell us how you have considered the impact of the merchandise credit on your results of operations and financial condition. If the credit could have a material impact on your results of operations or financial condition, please revise your prospectus accordingly. Please refer to Item 303(a) of Regulation S-K.

Response: We have revised the disclosure in the Use of Proceeds and Plan of Distribution to reflect our estimate of the expense associated with the 10% merchandise credit. We evaluated the merchandise credit impact to our results of operations and financial condition and believe that the estimated expense of $350,000 associated with the maximum credit will not have a material impact on our results of operations or financial condition.

4.           Your disclosure here and on page 12 indicates that the maximum individual merchandise credit is $1,000, whereas your disclosure on page 75 states that the maximum is $100,000. Please revise to clarify.

Response: We apologize for the typographical error and have corrected the error.

* * *

YGYI acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. YGYI acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. YGYI acknowledges that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow
Enclosures
cc: Youngevity International, Inc.